UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2022 (Report No. 5)

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

3 Hanechoshet St.

Tel Aviv, Israel 6971068

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of the Registrant’s (i) Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2022, which is attached hereto as Exhibit 99.1; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2022, which is attached hereto as Exhibit 99.2.

Exhibit No.
99.1	Jeffs’ Brands Ltd’s Unaudited Condensed Interim Financial Statements as of June 30, 2022.
99.2	Jeffs’ Brands Ltd’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2022.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: September 30, 2022	By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

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